FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month of May 2005

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X        Form 40-F
                                  ---                 ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                No X
                            ---               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------

                                    FORM 6-K

                           Commission File No. 0-30852


Month Filed                   Event and Summary                      Exhibit No.

 May 2005         Financial  statements of the Registrant for the        99.1
                  three month period  ended  March  31,  2005
                  presented  in  comparative format.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO FINANCIERO GALICIA S.A.
                                        (Registrant)



Date:  May 26, 2005                     By:  /s/ Antonio Garces
                                           -------------------------------------
                                           Name:  Antonio Garces
                                           Title: Chief Executive Officer